Exhibit 99.3

ObsEva Reports Second Quarter 2019 Financial Results

Multiple Major Milestones Expected This Year
-	Q4:19 Phase 3 data for IMPLANT 4 trial of nolasiban
-	Nolasiban MAA submission targeted for year- end 2019
-	Q4:19 Phase 3 data for PRIMROSE 2 trial of linzagolix in uterine fibroids

GENEVA, Switzerland and BOSTON, MA (August 7, 2019) – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported financial results for the second quarter ending June 30, 2019 and provided a business update.

Recent Highlights

Nolasiban to improve live birth rates in patients undergoing embryo transfer (ET) following IVF

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Completed patient enrollment during the second quarter in IMPLANT 4, the confirmatory Phase 3 trial for the oxytocin receptor antagonist nolasiban. Approximately 800 patients undergoing a Day 5 single embryo transfer following IVF were enrolled at approximately 40 sites, primarily in Europe.

•	Presented positive Phase 3 IMPLANT 2 efficacy and safety results at the European Society of Human Reproduction and Embryology (ESHRE) Annual Meeting, held June 23-26 in Vienna.
•	Made significant progress toward starting U.S. Phase 3 development at End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA).

Linzagolix for the treatment of endometriosis-associated pain and heavy menstrual bleeding due to uterine fibroids

•	Presented positive efficacy and safety results from the Phase 2b EDELWEISS 1 trial of linzagolix for the treatment of endometriosis-associated pain at the ESHRE meeting.
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Initiated the Phase 3 EDELWEISS 2 (U.S.) and EDELWEISS 3 (U.S. and Europe) clinical trials in May 2019. These trials are planned to each enroll 450 women with endometriosis-associated pain, and include two oral doses of linzagolix, 75mg once daily without low-dose hormonal add-back therapy (ABT) and 200mg once daily with ABT.

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Completed patient recruitment in PRIMROSE 1, the U.S. Phase 3 trial for linzagolix in the treatment of uterine fibroids. The PRIMROSE 1 and PRIMROSE 2 trials include approximately 1,000 women in total with heavy menstrual bleeding (HMB) associated with uterine fibroids. The efficacy and safety of two oral doses of linzagolix are being studied, including 100mg once daily without ABT and 200mg once daily with ABT.

OBE022 for the treatment of preterm labor

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Completed enrollment of the first 30 patients in Part B of the PROLONG trial, a multicenter, randomized, double-blind, placebo-controlled portion of the trial that will enroll up to 120 patients with preterm labor at a gestational age of between 24 and 34 weeks.

•	In July 2019 the independent data monitoring committee (IDMC) for the PROLONG trial recommended continuing the trial with no modifications.

“This past quarter brought another major milestone for ObsEva with the initiation of our two Phase 3 trials of linzagolix for endometriosis-related pain,” said Ernest Loumaye, co-founder and Chief Executive Officer of ObsEva.  “We also advanced Phase 3 trials of linzagolix for uterine fibroids and the confirmatory European trial of nolasiban for improving outcomes in embryo transfer following IVF, both of which we expect will have primary endpoint readout in the fourth quarter of this year. We are on track to end the year with our most exciting milestone yet, the MAA filing of nolasiban.”

2019-2020 Milestones

ObsEva expects to achieve the following clinical and regulatory milestones in 2019-2020:

Nolasiban

•	In the fourth quarter of 2019, reporting of primary endpoint results (10-week ongoing pregnancy) for the Phase 3 IMPLANT 4 trial of nolasiban.
•	In late 2019, assuming positive IMPLANT 4 results, submission of a European Marketing Authorization Application (MAA).
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In the third quarter of 2019, submission of an updated IND and Phase 3 trial protocol to the FDA for the Phase 3 IMPLANT 3 trial, and subsequently begin the trial in the fourth quarter of 2019 or first quarter of 2020.

Linzagolix

•	In the fourth quarter of 2019, reporting of six-month primary endpoint data from the Phase 3 PRIMROSE 2 trial (U.S. and Europe) of linzagolix for the treatment of HMB due to uterine fibroids.
•	In the first half of 2020, reporting of six-month primary endpoint data from the Phase 3 PRIMROSE 1 trial (U.S.) of linzagolix for the treatment of HMB due to uterine fibroids.
•	Prior to the end of 2020, regulatory submission of linzagolix in the uterine fibroid indication, including 12 months of treatment data.

OBE022

•	In the fourth quarter of 2019, based upon interim data from the PROLONG Phase 2a trial in 60 patients, a go/no go decision on OBE022 for the treatment of acute preterm labor.

Second Quarter 2019 Financial Results

Net loss for the second quarter of 2019 was $34.8 million, or $0.80 per share, compared with a net loss of $18.2 million, or $0.49 per share, for the second quarter of 2018.  Research and development expenses were $28.4 million and general and administrative expenses were $6.2 million for the second quarter of 2019, compared with $14.7 million and $3.5 million, respectively, for the second quarter of 2018.  The net loss for the second quarter of 2019 included non-cash expenses of $3.1 million for stock-based compensation, compared with $2.2 million in the prior-year period.

As of June 30, 2019, the Company had cash and cash equivalents of $98.5 million, compared with $138.6 million as of December 31, 2018.

Conference Call

ObsEva will host a conference call and audio webcast today beginning at 8:00 a.m. Eastern Time/2:00 p.m. Central European Time to provide a business update and discuss the second quarter results. Investors may participate by dialing (844) 419-1772 for U.S. callers or (213) 660-0921 for international callers and referring to conference ID 4564897. A live or archived webcast of the conference call can be accessed under the “Investors” section of ObsEva’s website www.obseva.com.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman's reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ET outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan," "potential," "will," and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, the timing of enrollment in and data from clinical trials and the results of interactions with regulatory authorities. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

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For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4017 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

Consolidated Statements of Comprehensive Loss

	Three-month period ended June 30,		Six-Month Period Ended June 30,
(in USD ’000, except share and per share data)	2019	2018	2019	2018
	unaudited		unaudited
Operating income other than revenue	1	3	6	8
OPERATING EXPENSES
Research and development expenses	(28,438)	(14,694)	(48,578)	(31,036)
General and administrative expenses	(6,186)	(3,501)	(11,441)	(7,150)
Total operating expenses	(34,624)	(18,195)	(60,019)	(38,186)
OPERATING LOSS	(34,623)	(18,192)	(60,013)	(38,178)
Finance income	(56)	31	206	186
Finance expense	(43)	—	(587)	—
NET LOSS BEFORE TAX	(34,722)	(18,161)	(60,394)	(37,992)
Income tax expense	(34)	(25)	(41)	—
NET LOSS FOR THE PERIOD	(34,756)	(18,186)	(60,435)	(37,992)
Net loss per share
Basic	(0.80)	(0.49)	(1.39)	(1.03)
Diluted	(0.80)	(0.49)	(1.39)	(1.03)
Weighted Average Number of Shares Outstanding	43,555,963	37,617,569	43,532,815	37,004,673

Consolidated Balance Sheets

(in USD ’000)	June 30, 2019	December 31, 2018
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	98,492	138,640
Other receivables	1,247	885
Prepaid expenses	4,285	5,715
Total current assets	104,024	145,240
Non-current assets
Right-of-use assets	2,354	—
Furniture, fixtures and equipment	280	319
Intangible assets	21,608	21,608
Other long-term assets	273	273
Total non-current assets	24,515	22,200
Total assets	128,539	167,440
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability	36	—
Other payables and current liabilities	7,293	2,766
Accrued expenses	20,409	14,163
Current lease liabilities	597	—
Total current liabilities	28,335	16,929
Non-current liabilities
Non-current lease liabilities	1,841	—
Post-employment obligations	3,637	3,547
Other long-term liabilities	422	48
Total non-current liabilities	5,900	3,595
Shareholders’ equity
Share capital	3,442	3,420
Share premium	317,397	314,565
Reserves	17,827	12,858
Accumulated losses	(244,362)	(183,927)
Total shareholders’ equity	94,304	146,916
Total liabilities and shareholders’ equity	128,539	167,440

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